SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement

under

Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No.             )*

Transocean Inc.

(Name of Subject Company (issuer))

Transocean Inc.

Transocean Ltd.

(Names of Filing Persons (issuer))

1.625% Series A Convertible Senior Notes due 2037

(Title of Class of Securities)

893830 AU 3

(CUSIP Number of Class of Securities)

Eric B. Brown

Senior Vice President and General Counsel

Transocean Ltd.

Chemin de Blandonnet 10

CH-1214 Vernier, Switzerland

+41 (22) 930 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Gene J. Oshman

James H. Mayor

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,299,093,000	$92,626

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 1.625% Series A Convertible Senior Notes due 2037, as described herein, is $1,000 per $1,000 principal amount outstanding. As of November 15, 2010, there was $1,299,093,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $1,299,093,000.
**	The amount of the filing fee equals $71.30 per $1 million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Transocean Inc., a Cayman Islands exempted company (the “Company”), and Transocean Ltd., a Swiss corporation (the “Guarantor”), and relates to the Company’s offer to repurchase the 1.625% Series A Convertible Senior Notes due 2037 that were issued by the Company (the “Notes”), upon the terms and conditions set forth in the Indenture (as defined below), the Company Notice dated November 16, 2010 (the “Company Notice”), and the related offer materials filed as Exhibit (a)(1)(B) to this Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

The Notes were issued pursuant to the Indenture dated as of December 11, 2007 between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as supplemented by the Second Supplemental Indenture thereto dated as of December 11, 2007 between the Company and the Trustee and the Third Supplemental Indenture thereto dated as of December 18, 2008 among the Company, the Guarantor and the Trustee (as so supplemented, the “Indenture”). The Notes are convertible in certain circumstances into cash and a number of shares of the Guarantor determined as specified in the Indenture and the terms of the Notes. However, the Notes are not currently convertible because these conditions have not been satisfied. The initial conversion rate of the Notes is 5.9310, equivalent to a conversion price per share of approximately $168.61. This initial conversion rate is subject to adjustment upon the occurrence of certain corporate events but not for accrued interest. In addition, if certain fundamental changes occur on or before December 20, 2010, the Company will in some cases increase the conversion rate for a holder electing to convert Notes in connection with such fundamental change.

The right of holders to surrender their Notes for repurchase by the Company (which we refer to as the “Offer”) will expire at 5:00 p.m., New York City time, on December 15, 2010. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

ITEM 1	through 9.

The Company is the issuer of the Notes, and the Company is offering to purchase for cash all of the Notes if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Notes and the Offer Materials. The Notes are convertible into shares of the Guarantor. Transocean maintains its principal executive offices at 4 Greenway Plaza, Houston, Texas 77046. Transocean’s telephone number at that address is (713) 232-7500. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer Materials is incorporated by reference into this Schedule TO.

ITEM 10.	Financial Statements.

The Company believes that its financial condition is not material to a holder’s decision with respect to the Offer because the consideration being paid to holders surrendering Notes consists solely of cash, the Offer is not subject to any financing conditions, the Offer applies to all outstanding Notes and the Guarantor is a public reporting company that files reports with the SEC electronically on EDGAR. The financial condition and results of operations of the Guarantor and its subsidiaries, including the Company, are reported electronically on EDGAR on a consolidated basis.

The Company is a 100% owned subsidiary of the Guarantor. The Guarantor has no independent assets or operations, its guarantee of debt securities of the Company is full and unconditional and its only other subsidiary, not owned indirectly through the Company, is minor. The Company’s only operating assets are its investments in its operating subsidiaries. The Company’s independent assets and operations, other than those related to investments in its subsidiaries and balances primarily pertaining to its cash and cash equivalents and debt, are less than three percent of the total consolidated assets and operations of the Guarantor and, thus, substantially all of the assets and operations exist within these non-guarantor operating companies. Furthermore, the Guarantor and the Company are not subject to any significant restrictions on their ability to obtain funds from their consolidated subsidiaries or entities accounted for under the equity method by dividends, loans or return of capital distributions.

ITEM 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings. None.

(b)	Other Material Information. Not applicable.

ITEM 12.	Materials To Be Filed As Exhibits.

(a)(1)(A)	—	Company Notice to Holders of Transocean Inc. 1.625% Series A Convertible Senior Notes due 2037, dated November 16, 2010.
(a)(1)(B)	—	Form of Repurchase Notice.
(a)(1)(C)	—	Press Release dated November 16, 2010.
(d)(1)	—	Senior Indenture, dated as of December 11, 2007, between Transocean Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.36 to Transocean Inc.’s Annual Report on Form 10-K (Commission File No. 333-75899) for the year ended December 31, 2007).
(d)(2)	—	Second Supplemental Indenture, dated as of December 11, 2007, between Transocean Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.38 to Transocean Inc.’s Annual Report on Form 10-K (Commission File No. 333-75899) for the year ended December 31, 2007).
(d)(3)	—	Third Supplemental Indenture, dated as of December 18, 2008, among Transocean Ltd., Transocean Inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to Transocean Ltd.’s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 19, 2008).
(d)(4)	—	The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated December 5, 2007 to the prospectus dated December 3, 2007 and under the caption “Description of Debt Securities” in that prospectus, filed with the SEC on December 7, 2007 under Rule 424(b)(5) of the Securities Act of 1933 (Registration No. 333-147785).
(d)(5)	—	The description of Transocean Ltd.’s guarantee of the Notes contained in Transocean Ltd.’s Current Report on Form 8-K12G3 filed with the SEC on December 19, 2008.
(d)(6)	—	The description of Transocean Ltd.’s share capital contained in Transocean Ltd.’s Current Report on Form 8-K12G3 filed with the SEC on December 19, 2008.
(g)	—	Not applicable.
(h)	—	Not applicable.

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2010

TRANSOCEAN INC.

By:	/S/ C. STEPHEN MCFADIN
C. Stephen McFadin
President and Director

TRANSOCEAN LTD.

By:	/S/ ROBERT S. SHAW, JR.
Robert S. Shaw, Jr.
Vice President and Treasurer

INDEX TO EXHIBITS

(a)(1)(A)	—	Company Notice to Holders of Transocean Inc. 1.625% Series A Convertible Senior Notes due 2037, dated November 16, 2010.
(a)(1)(B)	—	Form of Repurchase Notice.
(a)(1)(C)	—	Press Release dated November 16, 2010.
(d)(1)	—	Senior Indenture, dated as of December 11, 2007, between Transocean Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.36 to Transocean Inc.’s Annual Report on Form 10-K (Commission File No. 333-75899) for the year ended December 31, 2007).
(d)(2)	—	Second Supplemental Indenture, dated as of December 11, 2007, between Transocean Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.38 to Transocean Inc.’s Annual Report on Form 10-K (Commission File No. 333-75899) for the year ended December 31, 2007).
(d)(3)	—	Third Supplemental Indenture, dated as of December 18, 2008, among Transocean Ltd., Transocean Inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to Transocean Ltd.’s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 19, 2008).
(d)(4)	—	The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated December 5, 2007 to the prospectus dated December 3, 2007 and under the caption “Description of Debt Securities” in that prospectus, filed with the SEC on December 7, 2007 under Rule 424(b)(5) of the Securities Act of 1933 (Registration No. 333-147785).
(d)(5)	—	The description of Transocean Ltd.’s guarantee of the Notes contained in Transocean Ltd.’s Current Report on Form 8-K12G3 filed with the SEC on December 19, 2008.
(d)(6)	—	The description of Transocean Ltd.’s share capital contained in Transocean Ltd.’s Current Report on Form 8-K12G3 filed with the SEC on December 19, 2008.
(g)	—	Not applicable.
(h)	—	Not applicable.

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